

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 7010

August 20, 2008

Mr. David T. Merrill
Chief Financial Officer and Treasurer
Unit Corp.
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

       RE: **Unit Corp.**
               Annual Report on Form 10-K
               Filed February 27, 2008
               File No. 1-09260

Dear Mr. Merrill:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                 Sincerely,

                                   H. Roger Schwall
                                   Assistant Director